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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                      THE BRAZILIAN INVESTMENT FUND, INC.
                                (Name of Issuer)

                      THE BRAZILIAN INVESTMENT FUND, INC.
                       (Name of Person Filing Statement)

                         COMMON STOCK ($.01 PAR VALUE)
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class of Securities)
                            Harold J. Schaaff, Esq.
                                 Vice President
                      The Brazilian Investment Fund, Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 296-7188
                            ------------------------

                                    COPY TO:

                             John Baumgardner, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)
                            ------------------------

                                OCTOBER 7, 1996

                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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
TRANSACTION VALUATION $28,186,819.53*            AMOUNT OF FILING FEE: $5,637.36

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 509,154.977 shares of Common Stock of The Brazilian Investment Fund, Inc. by $55.36, the Net Asset Value per share as of 5:00 P.M. October 4, 1996.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: ____________________________________________________
    Form or Registration No.: __________________________________________________
    Filing Party: ______________________________________________________________
    Date Filed: ________________________________________________________________
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                                EXPLANATORY NOTE

    Copies of the Offer to Purchase, dated October 7, 1996 and the Letter of Transmittal, among other documents, have been filed by The Brazilian Investment Fund, Inc. (the "Company") as Exhibits to this Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

ITEM 1.  SECURITY AND ISSUER.

    (a) The Brazilian Investment Fund, Inc.
       1221 Avenue of the Americas
       New York, New York 10020

    (b) See the Introduction Section and Section 1.
       No securities are to be purchased from any officer, director or affiliate of the issuer.

    (c) See the Introduction Section and Section 6.

    (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) See Section 8.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    See the Introduction Section, Section 7 and Section 8.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    See Section 10.

                                       2
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ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
  TO THE ISSUER'S SECURITIES.

    See Section 10.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Not applicable.

ITEM 7.  FINANCIAL INFORMATION.

    (a) See Exhibit A to the Offer to Purchase (Exhibit (a)(1)) dated October 7, 1996.

    (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) See Section 11.

    (c) Not applicable.

    (d) Not applicable.

    (e) See Exhibits (a)(1) and (a)(2).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT NO.                            DESCRIPTION
---------------  ------------------------------------------------------------

(a)(1)           Offer to Purchase, dated October 7, 1996 (with attached
                  Exhibit A, the Fund's audited financial statements for the fiscal years ended December 31, 1994 and December 31, 1995 and unaudited financial statements for the six month period ended June 30, 1996).

(a)(2)           Letter of Transmittal to holders of Common Stock.

(a)(3)           Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(4)           Letter to Clients of Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.

(a)(5)           Guidelines of the Internal Revenue Service for Certification
                  of Taxpayer Identification Number.

(a)(6)           Letter to Shareholders, dated October 7, 1996.

(b)              Not applicable.

(c)              Not applicable.

(d)              Not applicable.

(e)              Not applicable.

(f)              Not applicable.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE BRAZILIAN INVESTMENT FUND, INC.

                                By              /s/ JAMES R. ROONEY
                                     ------------------------------------------
                                                  James R. Rooney
                                                     TREASURER

Dated: October 7, 1996

                                       4
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                                 EXHIBIT INDEX

  EXHIBIT NO.                            DESCRIPTION
---------------  ------------------------------------------------------------
(a)(1)           Offer to Purchase, dated October 7, 1996 (with attached
                  Exhibit A, the Fund's audited financial statements for the fiscal years ended December 31, 1994 and December 31, 1995 and unaudited financial statements for the six month period ended June 30, 1996).

(a)(2)           Letter of Transmittal to holders of Common Stock.

(a)(3)           Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(4)           Letter to Clients of Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.

(a)(5)           Guidelines of the Internal Revenue Service for Certification
                  of Taxpayer Identification Number.

(a)(6)           Letter to Shareholders, dated October 7, 1996.